Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

The following list of questions and answers regarding the impact of the spin-off of PalmSource, Inc. and the subsequent acquisition of Handspring, Inc. on Palm employee stock options, shares and the Employee Stock Purchase Plan was posted on Palm’s internal website.

Q&As Related to Employee Stock Options, Shares and ESPP

The following is a list of questions and answers regarding the impact of the spin of PSI and the acquisition of Handspring on employee stock options, shares and ESPP.

Q:	How will this transaction work?
A:	There are two steps involved in this transaction

Step 1: PalmSource Spin-Off – Tax-free distribution of all PalmSource shares owned by Palm to Palm’s stockholders. (Handspring stockholders do not receive any PalmSource shares).

Step 2: Handspring Acquisition – To occur immediately following the spin-off of PalmSource.

Handspring’s stockholders will receive 0.09 Palm shares – and no shares of PalmSource – for each share of Handspring common stock owned. Based on the number of shares of Handspring common stock outstanding as of September 23, 2003, Palm will issue approximately 13.5 million shares of Palm common stock to Handspring’s stockholders and assume all outstanding options and warrants.

As a result of the merger, and based on the relative stock outstanding on a fully diluted basis of each company as of September 23, 2003, Handspring’s stockholders will own approximately 30 percent of the combined hardware company on a fully diluted basis, and Palm’s stockholders will own approximately 70 percent.

Q:	When do you expect the transaction to be completed?
A:	Palm stockholders will vote to approve and adopt the agreement and plan of reorganization related to the distribution of PalmSource, as well as the acquisition of Handspring, on October 28, 2003. If stockholders adopt the agreement and plan of reorganization, then we expect to complete the transaction after the cessation of “after market trading” at 5 p.m. PST on

October 28, 2003 – the effective date – and before the market opens on October 29, 2003.

Q:	Are there any closing conditions of this Handspring acquisition?
A:	The completion of the acquisition is conditioned upon, among other things, approval from stockholders of Palm and Handspring, listing of PalmSource shares on the Nasdaq Stock Market and other customary closing conditions. Stockholder votes are expected to take place at Palm’s and Handspring’s respective stockholder meetings to be held on October 28, 2003.

Q:	Is this a tax-free transaction for Palm stockholders?
A:	In general, Palm stockholders will not recognize gain or loss for United States federal income tax purposes, except with respect to cash received instead of fractional shares, as a result of the receipt of PalmSource shares in the distribution. Palm has received a private letter ruling from the Internal Revenue Service (IRS), to the effect that the PalmSource distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code. Palm has also received an opinion from Palm’s counsel that the factual developments that have occurred since the receipt of the ruling will not adversely affect the validity of the ruling.

Non-U.S. stockholders need to ask their tax advisor for the local tax consequences of these transactions.

Consult Your Personal Tax Advisor. The information in this communication does not constitute tax advice. It does not purport to be complete or to describe the consequences that may apply to particular categories of stockholders. You should consult your own tax advisor regarding the calculation of your tax basis and the tax consequences of any cash distribution.

Q:	How many shares of PalmSource will I get for every share of Palm that I own?
A:	The actual number of shares is derived by multiplying the number of Palm shares owned by the following ratio: the number of PalmSource shares owned by Palm for distribution divided by the shares outstanding of Palm as of October 28, 2003. With the share count as of September 23, 2003, Palm estimated that holders of Palm would receive approximately 0.32 shares of PalmSource common stock for each share of Palm common stock held. The number of PalmSource shares received is subject to reduction in the event that Palm issues additional shares of common stock following September 23, 2003 and prior to the PalmSource distribution. No fractional shares of PalmSource common stock will be issued in the distribution. Instead, all fractional shares of PalmSource common stock will be aggregated for all Palm stockholders and sold in the public market. Accordingly, Palm stockholders who would otherwise be entitled to receive a fractional share of PalmSource common stock, will instead receive cash for their fractional interest.

Q:	How many shares of Palm stock are outstanding?
A:	As of September 23, 2003, approximately 31.8 million shares of Palm’s common stock were outstanding.

Q:	Will the trading price of either Palm or PalmSource affect the number of shares I receive?
A:	No. The number of shares that you receive is driven by the distribution ratio, which is determined by the number of PalmSource shares distributed divided by the shares outstanding for Palm as of October 28, 2003.

Q:	How soon after the PalmSource distribution can I expect to receive these shares?
A:	The distribution of PalmSource shares is expected to become effective after close of market on October 28, 2003. Holders of Palm common stock as of close of market on October 28, 2003 should be credited with their PalmSource distribution approximately three business days after the effective date. Stockholders who hold their shares in registered form will receive notice from Palm’s transfer agent – EquiServe – that their account has been credited. Registered holders will receive this notice from EquiServe via U.S. mail approximately ten business days after the effective date. Stockholders who hold their shares with a broker or in a mutual fund should receive notice from their broker or mutual fund in their next statement after the effective date.

Q:	Is there a record date on which I need to own Palm shares to receive PalmSource shares as part of the PalmSource distribution? Is that the same as the record date for voting on this transaction?
A:	Holders of record on the last full day of trading before the closing of the transaction – expected to be October 28, 2003 subject to satisfaction of all closing conditions – will receive shares as part of the PalmSource distribution. The record date for voting on the transaction is different. The record date for voting on the transaction was September 23, 2003.

Q:	I understand that PalmSource stock is already trading. How is that?
A:	PalmSource stock will not officially trade until the PalmSource distribution becomes effective. Pending stockholder approval on October 28, 2003, we expect PalmSource stock to begin trading on October 29, 2003. Nevertheless, a “when issued market” for PalmSource already exists. Quotations can be found on the Over-The-Counter Bulletin Board (OTCBB).

On Bloomberg and on Nasdaq’s web site the ticker is PSRCV and on Yahoo Finance enter PSRCV.OB.

Q:	What will be the ticker symbols for palmOne and PalmSource? Are they both expected to trade on Nasdaq? When will they start trading?
A:	Upon closing of the transaction, Palm will change its corporate name to palmOne, Inc. and ticker symbol to “PLMO”. PalmSource’s common stock has been approved for listing on the Nasdaq National Market under the ticker symbol “PSRC”. Pending stockholder approval on October 28, 2003, we expect both stocks to begin trading under these new ticker symbols on October 29, 2003.

Q:	If I get PalmSource shares, what happens to the number of Palm shares I own?
A:	Nothing. You still own as many Palm shares as you did before, although they will automatically become palmOne shares and will likely trade at a different price given the removal of PalmSource and the acquisition of Handspring.

Q.	I am currently participating in the Palm Employee Stock Purchase Plan (ESPP). Does this transaction have any impact on me?
A.	Yes. If you are currently participating in the ESPP, you have an “offer price”—the price at which you purchase stock. There are currently two offer prices, $9.66 (less 15% discount for a discounted offer price of $8.21), the price for participants as of April 1, 2003 and $20.57 (less 15% discount for a discounted offer price of $17.48) the offer price for participants who enrolled in the October 1, 2003 purchase period. Both of these offer prices will be adjusted following the PSI distribution to reflect the new price of palmOne. This adjustment will be calculated by multiplying the offer price by an adjustment ratio. This adjustment ratio is determined by comparing the Nasdaq National Market closing price of Palm on the Distribution Date to the Nasdaq National Opening price of palmOne on the day immediately following Distribution Date.

Q:	What about shares of stock purchased in Palm’s ESPP program? Are those eligible to receive the PalmSource distribution?
A:	For shares owned and purchased through Palm’s ESPP (just like shares purchased on the open market), you will receive the PalmSource shares if you own the Palm shares as of 5p.m. PST on the Distribution Date. If you have a balance of money in the ESPP program that has not been used to buy shares, there is no distribution of PalmSource shares due to you based on that balance.

Q:	Are option holders entitled to receive a distribution of PalmSource shares?
A:	No. Only stockholders as of the record date – expected to be October 28, 2003, assuming Palm and Handspring stockholders approve the transaction – are entitled to receive PalmSource shares.

Q:	If I want to exercise my options so that I’ll hold shares in Palm in time to be eligible to receive PalmSource shares in the PalmSource distribution, is there a cutoff date/time by which time I’ll need to have exercised those options?
A:	If you are intending to exercise your stock options and hold the shares in order to participate in the PalmSource distribution, the cut-off for option exercises to be effective on the Distribution Date is the close of NASDAQ National Market trading (1p.m. PST). We recommend that if this is your intention, you exercise your options well in advance of the cut-off time.

There are tax implications to exercising options, and you should consult your own tax advisor regarding those consequences. Palm does not make any recommendation one way or another with respect to this strategy.

Q:	What will the PalmSource stock be valued at?
A:	Neither Palm nor PalmSource can tell you how the PalmSource stock will be valued by the market. Only the market will determine the trading value.

Q:	Will the trading price of either Palm or PalmSource affect the number of shares I receive?
A:	No. The number of shares that you receive is driven by the distribution ratio, which is determined by the number of PalmSource shares distributed divided by the shares outstanding for Palm as of October 28, 2003.

Q:	What happens to the value of my Palm stock options once Palm spins off PalmSource and distributes PalmSource stock?
A:	The answer is complicated. Before the distribution of PalmSource stock, there is an intrinsic value of each of your options (they may have been given to you at different times and in differing amounts). That value is based on the market value of Palm stock, the exercise or “strike” price of the option and the number of shares that may be acquired under the option.

The intrinsic value of each option will be maintained following the distribution of PalmSource stock. Given that the market value of palmOne stock following the distribution of PalmSource stock will likely be different than the value of Palm stock prior to the distribution, the exercise price and number of shares that may be acquired for each option will be adjusted to maintain the intrinsic value. From a practical standpoint, if the initial opening price of palmOne is lower than the final closing price of Palm, Inc. (and there are no guarantees that this will happen), then in order to maintain intrinsic value, the adjustment will require that the number of shares in your options be increased and the associated strike price decreased.

Q:	Why couldn’t Palm use a different method to adjust for the intrinsic value of stock options following the distribution?
A:	The accounting rules that govern this subject are very strict, and Palm’s option plan can’t be changed without getting stockholder approval.

Q:	What happens to my options in connection with the Handspring acquisition?
A:	Nothing. There is no change.

Q:	Do I need to send in my Palm stock certificates?
A:	No. You will retain your Palm stock certificates in the transaction and therefore you do not need to surrender your Palm stock certificates. You should not send in your Palm stock certificates. You will receive your PalmSource shares in book-entry form through Palm’s transfer agent – EquiServe – upon completion of the transaction without taking any action. If you hold your shares through a bank or broker, your bank or broker will place the shares of PalmSource common stock into your account.

Q:	What will happen to the price of Palm stock after the distribution? Will the price go down?
A:	While we cannot predict the performance of Palm stock after the distribution, we believe that the share price will adjust to reflect the inherent value attributable to PalmSource, which is being distributed to stockholders.

Beyond the fact that Palm’s share price should adjust to reflect the distribution of value (PalmSource shares) out of Palm, we cannot predict the market prices of Palm or PalmSource at any time before or after the distribution. Factors which include, but are not limited to, market conditions, industry dynamics and the economy will all factor into determining the market price of any stock, including Palm and PalmSource.

Q:	After the distribution, how do I determine my cost basis in my palmOne shares and my PalmSource shares?
A:	Your tax basis for the PalmSource common stock received in the spin-off will be determined based on your tax basis in the Palm common stock with respect to which your distribution of PalmSource common stock was made.

Following the spin-off, your aggregate tax basis in your shares of palmOne common stock and PalmSource common stock, including any fractional shares sold for cash, will be the same as your tax basis in your shares of Palm common stock immediately prior to the spin-off. The aggregate tax basis in your shares of Palm common stock immediately prior to the spin-off will be allocated between your PalmSource common stock and palmOne common stock in proportion to the fair market value of your shares of PalmSource common stock and palmOne common stock on the distribution date.

We will provide additional information on our web site following the spin-off to assist you in determining your basis in your PalmSource and palmOne common stock.

Q:	How should I report the “cash in lieu” for fractional shares, which results from the PalmSource distribution, on my federal taxes?
A:	For U.S. tax purposes, the cash in lieu should be treated as a gain/loss depending on your cost basis. Your respective broker or EquiServe (for registered stockholders) is responsible for recording this transaction for federal tax purposes. Please contact them with any related questions.

Forward-Looking Statements

This script contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the following: the distribution of PalmSource shares to the stockholders of Palm and the acquisition of Handspring; the timing of the stockholder vote relating to the distribution and acquisition transactions; the timing of the distribution of PalmSource shares, the adjustments to outstanding options and other key dates related to the transactions; and the effect of the transactions on existing Palm stock, stock options and employee stock purchase plan participation. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions for the transactions; and fluctuations in the market price of Palm stock and the market price of PalmSource stock both before and following the transaction. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s most recent filings with the Securities and Exchange Commission, including its annual report on Form 10-K/A for the fiscal year ended May 30, 2003, its quarterly report on Form 10-Q for the fiscal quarter ended August 29, 2003 and its Registration Statement on Form S-4, filed with the SEC on July 3, 2003, as amended and as may be amended. Palm does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this script.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.3000 or Kip.Meintzer@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).